FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

Thursday 19 November 2015

Press Release

NBG Successfully Covers Baseline Shortfall

NBG hereby announces that it has successfully completed the book-building process to eligible institutional and other investors by way of a private placement (the “Offering”) of its new ordinary registered shares (the “New Shares”).

The Board of Directors of NBG set the offer price at €0.02 per offered New Share (the “Offer Price”) or €0.30 following the 15-to-1 reverse share split, based on the results of the book-building process, following consultation with the Joint Global Coordinators of the Offering and with the consent of the General Council of the Hellenic Financial Stability Fund (the “HFSF”).

Demand from investors, together with the results of tenders made to date in connection with NBG’s voluntary liability management exercise announced on 2 November 2015 (the “LME”), amounts to approximately €1,166 million. The Bank expects to launch the Greek Public Offer for New Shares at the Offer Price on or about 30 November 2015 seeking to raise an additional €300 million.

The baseline capital shortfall of €1,456 million will be more than covered by the capital raise of €1,166 million, any proceeds raised from the Greek Public Offer as well as €308 million of additional capital following implementation of burden sharing measures (entailing the conversion into ordinary shares of all of the Bank’s outstanding capital instruments) which will arise from the Bank’s request for State Aid to cover the remaining adverse scenario capital shortfall. Such shortfall will be covered through the issuance to the HFSF of New Shares (for 25% of the remaining capital need) and contingent convertible securities (“CoCos”) (for 75% of the remaining capital need). The Bank expects that through the execution of its capital plan it will be in a position to proceed with repayment of the CoCos in the near future.

Allocation of the New Shares to investors in the Offering will take place on or about Friday, 20 November 2015. NBG expects to enter into an underwriting agreement in relation to the Offering concurrently with the allocation of the New Shares. Completion of the Offering will be subject to approval by the Eurogroup of the €2 billion ESM financial assistance to the Hellenic Republic and to disbursement of Third Program funds for the recapitalization of the Greek systemic banks (insofar as such funds relate to NBG) by no later than the business day prior to payment for the New Shares.

Athens, 19 November 2015

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This release is not an offer of securities for sale in the United States. The securities to which this release relates have not been registered under the U.S. Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 19th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 19th, 2015

Director, Financial Division